                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 AND 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                         Global-Tech Appliances, Inc.
                ----------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                ----------------------------------------------
                         (Title of Class of Securities)


                                  G39320 10 9
                ----------------------------------------------
                                 (CUSIP Number)


                                 August 4, 2000
                ----------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================


  CUSIP NO. G39320 10 9                13G                    Page 2 of 8 Pages
            -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

             Brookside Capital Partners Fund, L.P.
             EIN No.: 04-3313066

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                  0 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         0%
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                  PN

------------------------------------------------------------------------------

* This filing is also being made by Sankaty High Yield Asset Partners, L.P. (the "Sankaty Fund").

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===============================================================================


  CUSIP NO. G39320 10 9                13G                    Page 3 of 8 Pages
            -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Sankaty High Yield Asset Partners, L.P.
             EIN No.: 04-3395139

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                   0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                 0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                    0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                  0 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         0%
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                  PN

------------------------------------------------------------------------------

* This filing is also being made by Brookside Capital Partners Fund, L.P.

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Item 1(a).     NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is Global-Tech Appliances, Inc. (the "Company").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at Kin Teck Industrial Building, 12/F, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong.

Item 2(a). NAME OF PERSON FILING

   This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund") and Sankaty High Yield Asset Partners, L.P. (the "Sankaty Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors. Sankaty High Yield Asset Investors, LLC, a Delaware limited liability company ("Sankaty Investors"), is the sole general partner of the Sankaty Fund. Sankaty High Yield Asset Investors, Ltd., a Bermuda corporation ("Sankaty Ltd."), is the managing member of Sankaty Investors.


Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

   The principal business address of each of the Sankaty Fund and Sankaty Investors is Two Copley Place, Boston, MA 02116.

   The principal business address of Sankaty Ltd. is Reid House, 31 Church Street, Hamilton HM 12, Bermuda.


Item 2(c). CITIZENSHIP

   Each of the Brookside Fund, Brookside Investors, Brookside Inc., the Sankaty Fund and Sankaty Investors is organized under the laws of the State of Delaware.

   Sankaty Ltd. is organized under the laws of Bermuda.


Item 2(d). TITLE OF CLASS OF SECURITIES

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   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e). CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is G39320 10 9.


Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-
  2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.

(a)  [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).
(b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).
(d)  [  ]  Investment company registered under section 8 of the Investment
           Company Act of 1940     (15 U.S.C. 80a-8).
(e)  [  ]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [  ]  An employee benefit plan or endowment fund in accordance with
           (S)240.13d-1(b)(1)(ii)(F).
(g)  [  ]  A parent holding company or control person in accordance with
           (S)240.13d-1(b)(1)(ii)(G).
(h)  [  ]  A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).
(i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [  ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

      [x]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
           BOX.


Item 4.  OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

   None.

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Item 4(b).  PERCENT OF CLASS

     Zero percent.

Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

 (i)   sole power to vote or to direct the vote:              Brookside Fund:  0
                                                              Sankaty Fund:    0

 (ii)  shared power to vote or to direct the vote:                             0

 (iii) sole power to dispose or to direct the disposition of: Brookside Fund:  0
                                                              Sankaty Fund:    0

 (iv)  shared power to dispose or to direct the disposition of:                0

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

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Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

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Item 10. CERTIFICATION

       Inasmuch as the Reporting Persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the Reporting Persons have no further reporting obligations under Section 13 of the Securities and Exchange Act of 1934, and the Reporting Persons have no obligation to amend the Statement if any Material Change occurs in the facts set forth herein.



Dated:    August 14, 2000

                                BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                         By:     /S/ Domenic Fenante
                                                 -----------------------------
                                         Name:   Domenic Ferrante
                                         Title:  Managing Director


                                SANKATY HIGH YIELD ASSET PARTNERS, L.P.

                                         By:     /S/ Jonathan Lavine
                                                 -----------------------------
                                         Name:   Jonathan Lavine
                                         Title:  Managing Director